United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Sean Donahue

January 31, 2008

        Re:                             Form 10-KSB/A for Fiscal ‘Year Ended December 31, 2006
Forms 10-QSB for Fiscal Quarters Ended
March 31, 2007, June 30, 2007, and September 30, 2007
File No. 0-52601

Ladies and Gentlemen:

The following responses address the comments of the SEC staff (the “Staff”) as set forth in its letter dated January 30, 2008 (the “Comment Letter”) relating to the Company’s Form 10-KSB/A for the Fiscal Year ended December 31, 2006, Forms 10-QSB for Fiscal Quarters ended March 31, 2007, June 30, 2007, and September 30, 2007.  On behalf of the Company, we respond as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Form l0-KSB/A for the Fiscal Year Ended December 31, 2006
Form l0-QSB/A for the Quarter Ended March 31, 2007
Form l0-QSB for the Quarter Ended June 30. 2007
Form l0-QSB for the Quarter Ended September 30, 2007

Controls and Procedures

1.          We note your response to comment 4 and reissue in part.  Revise your annual and quarterly reports to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the year that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response to No. 1

The Company has further revised its Controls and Procedures section of Amendment No.3 to its Form 10-KSB/A for the fiscal year Ended December 31, 2006 in accordance with the Commission’s comment, and the company has additionally further revised its Forms 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 in accordance with the Commission’s comments.

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Please do not hesitate to contact the undersigned at 212-930-9700 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ Richard A. Friedman